

September 30, 2010

By U.S. Mail and facsimile to (213) 271-1614

Keith Brackpool
Chairman and Chief Executive Officer
Cadiz Inc.
550 S. Hope Street, Suite 2850
Los Angeles, California 90071

> **Re:** **Cadiz Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2010**
> **File No. 000-12114**

Dear Mr. Brackpool:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It

should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

- An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

An example of where you could elaborate is how you specifically plan to earn revenues beyond the sale of agricultural crops grown on the land that you own. We note the use of the phrase "asset development programs" on pages 9 and 23, but it is unclear what specifically those asset development programs are. It also appears that your revenues from agricultural crops are in decline, however, it is not clear why or whether you expect this trend to continue. See Item 303 of Regulation S-K.

2. In an appropriate place in your disclosure, discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

Water Resource Program, page 15

3. Please revise to elaborate upon the steps and potential financing needed to proceed with the Cadiz Project. In this regard, we note that you outline the elements of the project at the top of page 16, however, those elements were applicable when you were pursuing this project jointly with the Metropolitan Water District. Now that you are proceeding without the Metropolitan Water District, clarify whether the same elements are applicable to the project and at what stage you are. We note that you have entered into a new right-of-way arrangement, a Green Compact and certain cost-sharing agreements, however, it is not clear what additional steps must be taken or if you intend seek a new partner for a design-build arrangement.

Agricultural Development, page 17

4. Clarify how you earn the revenues applicable to the agricultural development of this land, considering this appears to be your only source of revenues at this time. For example, state whether you produce the crops and earn revenues from the sale of such crops and, if so, who are your customers. Alternatively, if you have leased the land to third party(ies) to develop the crops, clarify whether you earn revenues from the lease.

Liquidity and Capital Resources, page 21

Certain Known Contractual Obligations, page 25

5. Please provide more detail regarding the "potential obligation to pay an amount of up to 1% of the net present value of the Cadiz Project in consideration of certain legal and advisory services to be provided to [you]," including the identity of the provider and the specific types of legal and advisory services to be provided.

Item 15. Exhibits, Financial Statement Schedules, page 29

6. It appears that certain of the schedules and exhibits related to your credit agreement have not been filed on EDGAR. For example, we do not see certain schedules and/or exhibits to Exhibit 10.5, the June 26, 2006 credit agreement. Please refile this agreement, including all related schedules and exhibits, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K regarding your compensation policies and practices as they relate to risk management. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Elements of Compensation, page 15

8. Please describe with greater specificity "Mr. Brackpool's ongoing role in the development of [your] properties."

9. We note that you granted Messrs. Brackpool, Stoddard and Shaheen additional restricted shares of common stock and/or options to purchase common stock in January 2010. We presume that these grants reflect changes to their respective compensatory arrangements for the 2010 fiscal year, however, please state as much and explain why the compensation committee determined to make such grants.

Performance-Based Cash Awards, page 16

10. We note that no performance-based cash awards have been granted in the past three years. Please discuss the bases for the compensation committee's grant of performance-based cash awards when such awards are made, with a view to explaining why you are not utilizing this form of compensation now but have instead determined to offer exclusively long-term incentives. See Item 402(b)(2)(vii) of Regulation S-K.

Long Term Incentives, page 16

11. Please discuss the bases for the compensation committee's grant of "milestone-based project participation or equity awards," including the standards that the compensation committee uses to determine past performance and reward future performance. See Item 402(b)(2)(vii) of Regulation S-K.

12. Please also explain why you ceased granting "Milestone-Based Deferred Stock" in 2007, started granting "Time-Based Deferred Stock" in 2008, granted unrestricted stock in 2009 and granted restricted stock and stock options in 2010, with a view to explaining why you have chosen different forms of this type of award. See Item 402(b)(2)(iii) of Regulation S-K.

Severance and Change in Control Provisions, page 17

13. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Executive Compensation, page 19

Outstanding Equity Awards at Fiscal Year End, page 21

14. We note that you disclose that you granted 100,000 options to purchase common stock to each of Messrs. Brackpool and Stoddard and yet these awards have not been disclosed in the summary compensation table nor have they been discussed in the summaries of the compensation you have awarded to such individuals on pages 15 and 16. Please revise or advise.

Policies and Procedures with Respect to Related Party Transactions, page 30

15. Please describe the audit committee's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director